

February 18, 2021

Greg Becker
President and Chief Executive Officer
SVB Financial Group
3003 Tasman Drive
Santa Clara, CA 95054

> **Re: SVB Financial Group**
> **Registration Statement on Form S-4**
> **Filed February 11, 2021**
> **File No. 333-253002**

Dear Mr. Becker:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance